Exhibit 2

InterContinental Hotels Group PLC (“IHG” or the “Company”)

Special Dividend and Share Consolidation: Publication of Circular

On Friday, 19 October 2018, the Board of IHG announced its intention to return US$500 million to Shareholders via a Special Dividend with a Share Consolidation. The Board today announces it is publishing a circular (the “Circular”) setting out full details of the proposed Special Dividend and associated Share Consolidation and convening a General Meeting to be held at 10.00am on Friday, 11 January 2019 at the Crowne Plaza London Kings Cross, 1 King’s Cross Road, London WC1X 9HX.

Special dividend

The proposed amount of the Special Dividend is US$2.621 per Existing Ordinary Share. The corresponding amount in pounds sterling will be announced on Thursday, 17 January 2019, calculated based on the average of the market exchange rates for the three dealing days commencing Monday, 14 January 2019. The Board is proposing to pay the Special Dividend to Shareholders on the Register as at 6.00pm on Friday, 11 January 2019 in pounds sterling and to ADR holders on the ADR register as at 4.00pm (New York time) on Friday, 11 January 2019 (being the close of business on the day before the ADR effective date) in US dollars. The Special Dividend is expected to be paid to Shareholders and to ADR holders on Tuesday, 29 January 2019.

Share consolidation

It is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company’s ordinary share capital. A resolution to effect the Share Consolidation will be proposed at the General Meeting, details of which are set out in the Circular. The Share Consolidation proposes to replace every 20 Existing Ordinary Shares of IHG with 19 New Ordinary Shares. Upon the Share Consolidation, the nominal value of the Ordinary Shares will change from 19 17/21 pence per Ordinary Share to 20 340/399 pence per Ordinary Share. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to Shareholders on Wednesday, 23 January 2019. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.

The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage as the total amount of the Special Dividend bears in relation to the market capitalisation of the Company before the Share Consolidation is carried out.

As all ordinary shareholdings in the Company will be consolidated, Shareholders’ percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.

Authority to purchase own shares

The Board will also submit to its Shareholders at the General Meeting a proposal for a renewed authority to enable the Company to make market purchases of its New Ordinary Shares following the Share Consolidation. In line with the existing authority approved at the Company’s AGM on Friday, 4 May 2018, the proposal seeks authority to purchase up to approximately 10 per cent of its new issued share capital after the Share Consolidation. Further details of this proposal are set out in the Circular.

Expected timetable

If any of the below times and / or dates change, the revised times and / or dates will be notified to Shareholders by announcement through a Regulatory Information Service. Unless otherwise stated, all references to times given below are to London time.

2019
Latest time and date for receipt of Forms of Proxy	10.00am on 9 January

Latest time and date for receipt by the ADR Depositary of completed voting instruction cards from holders of ADRs	12.00pm (New York time) on 9 January

General Meeting	10.00am on 11 January

Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on 11 January

Shareholder Record Date for the Special Dividend and for the Share Consolidation	6.00pm on 11 January

ADR holder record date for the Special Dividend and for the Share Consolidation	4.00pm (New York time) on 11 January

Commencement of dealings in New Ordinary Shares	8.00am on 14 January

Ordinary Shares (but not ADSs) marked ex-Special Dividend	14 January

CREST accounts credited with New Ordinary Shares	14 January

ADR effective date for the Share Consolidation	9.30am (New York time) 14 January

Commencement of dealings in new ADSs	9.30am (New York time) 14 January

Announcement of the Pounds Sterling amount to be paid in respect of the Special Dividend	17 January

Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	23 January

Payment of the Special Dividend to Shareholders and to holders of ADRs	29 January

Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	29 January

Other information

The Circular will be posted or otherwise made available to Shareholders today. The Circular will be available on the IHG website at www.ihgplc.com/investors/shareholder-centre under AGMs and meetings, and copies of both the Circular and the form of proxy for use in connection with the General Meeting will shortly be available for inspection at www.morningstar.co.uk/uk/nsm.

All definitions used in the Circular to Shareholders dated 14 December 2018 have the same meaning when used in this announcement.

For further information

Investor Relations (Heather Wood; Matthew Kay)	+44 (0)1895 512 176	+44 (0)7527 419 431

Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Goldman Sachs International, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting as a corporate broker to InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the proposed Special Dividend and Share Consolidation or the contents of this document or any other matter referred to herein.

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid® hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,500 hotels and approximately 826,000 guest rooms in almost 100 countries, with more than 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.